UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cloud Security Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Ni Li, 927 Canada Ct., City of Industry, California 91748

(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

January 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18911V200

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only.) Goldenrise Development, Inc. 80-0545477
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,000,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 12,000,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000
12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 92.0%(1)
14.	Type of Reporting Person CO

 (1) Based on a total of 13,032,957 shares of the Company’s common stock outstanding as of January 22, 2015, including the 12,000,000 shares of the Company’s common stock reported herein.

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ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the common stock of Cloud Security Corporation, a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 4590 MacArthur Boulevard, Suite 500, Newport Beach, CA 92660.

ITEM 2. IDENTITY AND BACKGROUND.

(a)   This Statement is being filed by Goldenrise Development, Inc. (the “Reporting Person”).

(b)  The business address for Reporting Person is 927 Canada Ct., City of Industry, California 91748.

(c)  The principal business of the Reporting Person is to act as a development corporation.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)   The Reporting Person is organized under the laws of the State of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 22, 2015, Reporting Person was issued 12,000,000 shares of common stock (“Common Stock”) of the Issuer in exchange for $180,000 of working capital of Reporting Person in connection with that certain Stock Purchase Agreement (See Item 4).

ITEM 4. PURPOSE OF TRANSACTION.

On December 8, 2014, Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Reporting Person. In connection with the Stock Purchase Agreement, Issuer also agreed to effectuate a 1:100 reverse stock split of the Issuer’s issued and outstanding common stock (“Reverse Split”). At the Stock Purchase Agreement’s closing on January 22, 2015, Issuer sold and Reporting Person acquired 12,000,000 shares of Issuer’s Common Stock which is equal to approximately 92% of Issuer’s outstanding shares following the Reverse Split. In consideration of the shares of Common Stock, Reporting Person paid Issuer a total of $180,000.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment. The Company’s current officer and directors will resign shortly after closing of the Stock Purchase Agreement. The Company will designate new management at that time.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board or management of the Company other than described above, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above.

Depending on various factors, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Statement.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person owns 12,000,000 shares of Common Stock representing 92.0% of the issued and outstanding common stock.

(b) The Reporting Person has the sole power to vote and dispose of its 12,000,000 shares of Common Stock based on its direct beneficial ownership of such shares.

(c) The Reporting Person received the 12,000,000 shares of Common Stock within the last 60 days in connection with the Stock Purchase Agreement as described in Item 4 above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Reporting Person

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

Exhibit 1	Stock Purchase Agreement dated December 8, 2014 (previously filed with the Issuer’s Current Report on Form 8-K, filed on December 12, 2014 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015

GOLDENRISE DEVELOPMENT, INC.

By: /s/ Ni Li

Ni Li, Vice President

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